Financial Reports

May 23, 2007

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Fund	Semi-Annual Report	Annual Report
Money Market	9/30/2006	3/31/2007
U.S. Government Securities	9/30/2006	3/31/2007
Tax-Free Income	9/30/2006	3/31/2007
Minnesota Tax-Free Income	9/30/2006	3/31/2007
Florida Tax-Free Income	9/30/2006	3/31/2007
Balanced	12/31/2005	6/30/2006
Dividend Growth	12/31/2005	6/30/2006
Large Cap Growth	12/31/2005	6/30/2006
Mid Cap Growth	12/31/2005	6/30/2006
International Growth	12/31/2005	6/30/2006
Small Cap Growth	12/31/2005	6/30/2006
Developing Markets Growth	12/31/2005	6/30/2006
Science and Technology Growth	12/31/2005	6/30/2006
Limited Distribution Fund	**Semi-Annual Report**	**Annual Report**
High Income Municipal	n/a	3/31/2007

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